UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number 1-9810.

A. Full title of the plan:

Owens & Minor 401(k) Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

9120 Lockwood Blvd.

Mechanicsville, Virginia 23116

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Owens & Minor, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Richmond, Virginia

June 28, 2007

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments at fair value:
Mutual funds	$96,038,278	$76,987,350
Common collective trust fund	21,912,291	20,643,154
Common stock	7,884,105	6,671,345
Participant loans	4,129,760	3,371,808
Cash equivalents	232,239	154,587

Total investments	130,196,673	107,828,245

Receivables:
Participant contributions	436,291	330,756
Employer contributions	1,770,212	1,619,347
Dividends and interest	3,669	2,517

Total receivables	2,210,172	1,952,620

Assets available for benefits at fair value	132,406,845	109,780,865

Liabilities:
Administrative expenses payable	3,228	2,821
Investment purchases payable	63,158	—

Total liabilities	66,386	2,821

Net assets available for benefits at fair value	132,340,459	109,778,044

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	220,234	234,354

Net assets available for benefits	$132,560,693	$110,012,398

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,264,960	$6,668,779
Interest	1,090,396	948,072
Dividends	6,764,206	1,839,370

	12,119,562	9,456,221

Contributions:
Employer	6,111,079	4,257,834
Participant	12,076,656	8,272,780

	18,187,735	12,530,614

Total additions	30,307,297	21,986,835

Deductions from assets attributed to:
Benefits paid to participants	7,707,009	5,742,327
Administrative expenses	51,993	43,828

Total deductions	7,759,002	5,786,155

Net increase	22,548,295	16,200,680
Net assets available for benefits:
Beginning of year	110,012,398	93,811,718

End of year	$132,560,693	$110,012,398

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Summary of Significant Provisions of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a)	General

The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (24+ hours per week) teammates of Owens & Minor, Inc. (the Employer), who have completed one month of service and have attained age 18, other than employees of certain recently acquired subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation, with the Employer matching 100% of the first 4% of compensation that a participant contributes to the Plan. Prior to January 1, 2006, the Employer matched 50% of the first 6% of compensation that a participant contributed to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant employed on the last day of the plan year who has worked at least 1,000 hours during the year. The Employer may increase or decrease its contributions by providing notice of the change to the participants no later than 90 days prior to the beginning of the plan year in which the change will take effect.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $70,000 and $57,373 from forfeited nonvested accounts in 2006 and 2005, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investment Options

Participants in the Plan currently have 19 investment options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following funds: Owens & Minor, Inc. common stock fund, one collective trust fund, and seventeen mutual funds. These options provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

(e)	Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Employer 1% contributions are fully vested after five years of credited service. The Plan allows certain terminated participants to become 100% vested in their account.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the plan agreement.

(f)	Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

A loan’s term may not exceed five years or 15 years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the Prime Rate plus 1%.

(g)	Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Contributions to the Plan and interest and dividend income are recognized as earned; administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

Certain prior year amounts have been reclassified to conform to the current year presentation.

(b)	New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The Plan invests in a common collective trust fund, which holds fully benefit-responsive investment contacts. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The FSP was applied retroactively to the prior period on the statement of net assets available for benefits as of December 31, 2005. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits or the total of net assets available for benefits for any period presented.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investments

The Plan’s investments are stated at fair value except for the fully benefit-responsive investment contracts held in the common collective trust fund, which are valued at contract value. Contract value is equal to principal balance plus accrued interest. The fair value of the common collective trust fund is valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Quoted market prices are used to value investments stated at fair value, except for participant loans receivable, which are valued at cost, which approximates fair value.

Purchases and sales are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(e)	Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Plan.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31,
Description	2006	2005
Mutual funds:
Fidelity Contrafund	$42,525,501	$38,087,934
Ranier Small-Mid Cap Equity Fund	8,165,523	6,408,169
Fidelity Diversified International	7,832,110	—
Common collective trust fund:
Fidelity Managed Income Portfolio	21,912,291	20,643,154

Common stock:
Owens & Minor, Inc.	7,884,105	6,671,345

During 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during these years) appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$3,341,492	$6,816,046
Common stock	923,468	(147,267)

Net appreciation in fair value of investments	$4,264,960	$6,668,779

(4)	Federal Income Taxes

In a determination letter dated October 15, 2002, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a). The Plan has been amended since that date, however the plan administrator believes that the Plan continues to operate in accordance with applicable requirements of the IRC.

Under present federal income tax laws and regulations, participants will not be taxed on employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(5)	Related Party Transactions

The Plan owned 252,130 shares of Owens & Minor, Inc. common stock as of December 31, 2006, with a cost basis of $4,221,044 and a fair value of $7,884,105. During 2006, 25,400 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $782,032 and 15,600 shares, with a cost basis of $246,112, were sold for $492,736.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

As of December 31, 2005, the Plan owned 242,330 shares of Owens & Minor, Inc. common stock, with a cost basis of $3,685,124 and a fair value of $6,671,345. During 2005, 19,400 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $551,338 and 13,000 shares, with a cost basis of $189,999, were sold for $378,875. Because Owens & Minor, Inc. is the plan sponsor, the transactions qualify as party-in-interest transactions.

Certain plan investments are units of a common collective trust fund and mutual funds managed by Fidelity Investments (Fidelity). As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $33,493 and $26,728 for the years ended December 31, 2006 and 2005, respectively.

(6)	Reconciliation to Form 5500

Net assets available for benefits in the Form 5500 for the Plan include a reduction in net assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan’s financial statements:

	December 31,
	2006	2005
Net assets available for benefits per Form 5500	$132,309,298	$109,982,966
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	220,234	—
Cumulative deemed distributions	31,161	29,432

Net assets available for benefits per statements of net assets available for benefits	$132,560,693	$110,012,398

	Years Ended December 31,
	2006	2005
Net increase in net assets per Form 5500	$22,326,332	$16,213,819
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	220,234	—
Change in the amount of deemed distributions	1,729	(13,139)

Net increase in net assets per statements of changes in net assets available for benefits	$22,548,295	$16,200,680

Schedule

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair Value
*Common stock – Owens & Minor, Inc.	252,130 shares of common stock	$7,884,105

Mutual funds:
*Fidelity	652,232 units of Contrafund	42,525,501
PIMCO	542,671 units of Total Return II Fund	5,356,167
Ranier	222,676 units of Ranier Small-Mid Cap	8,165,523
*Fidelity	211,965 units of Diversified International	7,832,110
*Fidelity	353,525 units of Freedom 2020	5,490,237
*Fidelity	388,402 units of Freedom 2025	4,959,896
Spartan	62,475 units of US Equity Index	3,135,019
*Fidelity	324,910 units of Freedom 2015	3,963,901
*Fidelity	226,344 units of Freedom 2030	3,628,295
*Fidelity	169,478 units of Freedom 2010	2,477,772
*Fidelity	144,052 units of Freedom 2035	1,900,048
*Fidelity	59,647 units of Freedom 2005	692,503
*Fidelity	218,604 units of Freedom 2040	2,072,369
American Beacon	88,442 units of Small Cap Value PA	1,874,979
T. Rowe Price	45,625 units of T. Rowe Price Equity Income	1,348,215
*Fidelity	35,548 units of Freedom Income	410,222
*Fidelity	16,494 units of Freedom 2000	205,521
Common collective trust fund:
*Fidelity	Managed Income Portfolio	21,912,291
*Cash equivalents - Fidelity	232,239 units of Money Market I Fund	232,239
*Participant loans	Notes receivable, interest rates ranging from 5.00% – 10.50%	4,129,760

		$130,196,673

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date June 28, 2007	/s/ ERIKA T. DAVIS
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator